June 14, 2005

VIA EDGAR AND FACSIMILE

Mr. Jay Webb

Division of Corporate Finance

United States Securities and Exchange Commission

950 Fifth Street, N.W.

Washington, D.C. 20549-0306

Re:	Nanogen, Inc.

Form 10-K for the fiscal year ended December 31, 2004

Form 10-Q for the quarterly period ended March 31, 2005

File No. 000-23541

Ladies and Gentlemen:

We submit this letter is response to the comments from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to Nanogen, Inc. (the “Company”) contained in your letter dated June 13, 2005 to Robert Saltmarsh, Chief Financial Officer of the Company.

In response to your letter, set forth below are the Staff’s comments in italics followed by the Company’s responses.

Mr. Jay Webb

Division of Corporate Finance

United States Securities and Exchange Commission

June 14, 2005

Form 10-Q for the Quarterly Period Ended March 31, 2005

Item 4 – Controls and Procedures – Page 39

1.	In future filings, please omit the “in providing reasonable assurance that” language that currently appears after the word “effective” in your Item 4a disclosures. While you may, if desired, state that your disclosure controls and procedures are effective “at the reasonable assurance level,” we do not believe that the “in providing reasonable assurance that” language is consistent with the definition of disclosure controls and procedures set forth in Rule 13a-15(e) of the Exchange Act.

In future filings, the Company will omit the “in providing reasonable assurance that” language that appears after the word “effective” in its Item 4A disclosures.

2.	We note your statement that a “control system, no matter how well conceived and operated, can provide only reasonable assurance of achieving the desired control objectives.” Please revise future filings to state clearly, if true, that your disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives and that your principal executive officer and principal financial officer concluded that your disclosure controls and procedures are effective at the reasonable assurance level. In the alternative, remove the reference to the level of assurance of your disclosure controls and procedures. Please refer to Section II.F.4 of Management’s Reports on Internal Control Over Financing Reporting and Certification of Disclosure in Exchange Act Periodic Reports, SEC Release No. 33-8238, available on our website at <http://www.sec.gov/rules/final/33-8238.htm>.

In future filings, the Company will either state clearly, if true, that its disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives and that its principal executive officer and principal financial officer concluded that its disclosure controls and procedures are effective at the reasonable assurance level, or alternatively, the Company will remove the reference to the level of assurance of its disclosure controls and procedures.

***

Mr. Jay Webb

Division of Corporate Finance

United States Securities and Exchange Commission

June 14, 2005

In connection with the Company’s response to the comments of the Commission, the Company hereby acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments as to the foregoing, please contact the undersigned.

Sincerely,

/s/ Robert Saltmarsh
Mr. Robert Saltmarsh,
Chief Financial Officer, Nanogen, Inc.

cc:	Scott D. Karchmer, Esq.

Morgan, Lewis & Bockius LLP